September 17, 2025

Tarek Tabsh
Chief Executive Officer
Relativity Holdings Inc.
3753 Howard Hughes Pkwy, Suite 200
Las Vegas, NV 89169

Tomoki Nagano
Chief Executive Officer
Instinct Bio Technical Company Inc.
3rd Floor West Side Gotanda bldg.
6-2-7 Nishi Gotanda, Shinagawa-ku
Tokyo 1410031, Japan

       Re: Relativity Holdings Inc.
           Registration Statement on Form F-4
           Filed September 9, 2025
           File No. 333-290120
Dear Tarek Tabsh and Tomoki Nagano:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4 filed September 9, 2025
Cover Page

1. We note you removed the line from the table of relative ownership levels showing
       1,050,000 shares being paid to Chardan. Please clarify if you are no longer intending to pay Chardan with equity at closing and, if not, how you intend to pay their advisory fees. In this regard, we note your disclosure on page 129 that you estimate these advisory fees will be approximately $5.25 million which significantly exceeds the
 September 17, 2025
Page 2

       amount of your pro forma cash on hand under each redemption scenario. Summary of the Proxy, page 1

2. Please disclose here and in the MD&A section that a listing charge expense exceeding
       $50 million is expected to be recognized in the period that the Transaction is consummated. In this regard, we note the disclosure on page 128. Interests of Certain Persons in the Business Combination, page 18

3. We note your revised disclosure in response to prior comment 2 and reissue the comment in part. Please include corresponding disclosure in the Summary section of the prospectus where you discuss potential conflicts of interest under the caption
       "Interests of Certain Persons in the Business Combination."
Timeline of the Merger, page 95

4. We note your revised disclosure regarding a proposal and counterproposal to change the merger consideration in July 2025. Please clarify your disclosure to explain if the parties have agreed to revise the merger consideration and, if so, how this was documented and whether Relativity's board reapproved the transaction based on the higher valuation. Additionally, please explain if Relativity received any benefit in exchange for agreeing to revise the merger consideration in light of the fact that they had already entered into a definitive Business Combination Agreement in February
       2025.
Timeline of the Merger, page 99

5. We note your response to prior comment 5, but we are not persuaded by your response. Please provide a more detailed analysis regarding the applicability of Item
       1607(a) of Regulation S-K, including why the diligence findings should be treated as the equivalent of an opinion of counsel.
December 31, 2024 Pro Forma Balance Sheet, page 121

6. Please delete the December 31, 2024 pro forma Balance Sheet consistent with the guidance in Article 11-02(c)(1) of Regulation S-X.
Pro Forma Note 3, page 127

7. We have read your response to prior comment 8. We understand that the IFRS 2 charge for listing services should be calculated by taking the fair value of the shares to be issued and then subtracting the amount of adjusted net assets acquired. However in your case, the adjusted net assets are negative which means that the amount should be added as an additional listing cost since you are assuming net liabilities instead of receiving net assets. For example, it appears that the IFRS 2 charge assuming no redemptions should be the sum of $63,162,380 and $7,824,036 which equals $70,986,416. Please revise your calculations under all three scenarios and only
       include this adjustment in your annual pro forma statement of operation. September 17, 2025
Page 3
Dilution to Relativity's Stockholders, page 131

8. We note your revised disclosure in response to prior comment 9. The list of
       "Numerator adjustments" should exclude the impact of the de-SPAC transaction itself.
       However, you appear to be making an adjustment to include Instinct Brother's net tangible book value. You should not be presenting as adjusted pro forma net tangible book value as this presentation includes the impact of the de-SPAC transaction itself.
       Please also explain why you are not adjusting Relativity's historical net tangible book value for expected transaction expenses to be incurred as part of the de-SPAC transaction. As a related matter, also explain why the $5.25 million expense referenced on page 129 is not recognized as an adjustment in the pro forma financial statements pursuant to Article 11-02(a)(6)(i) of Regulation S-X.
9. We reissue prior comment 10. Please revise your disclosure to describe, outside of the table, each material potential source of future dilution that non-redeeming shareholders may experience by electing not to tender their shares in connection with the de-SPAC transaction, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Please refer to Item 1604(c) of Regulation S-K.
Other Income, page 191

10. We have read your response to prior comment 15. Please expand your disclosure to fully describe and quantify the factors which caused the substantial decline in Other
       Income during the periods ended November 30, 2024 and May 31, 2025. We note the material impact on your net operating results.
Index to Financial Statements, page F-1

11. To avoid confusion, please change the financial statement description on this page from "BIOT" to "Instinct Brothers Group".
12. We have read your response to prior comment 19. Please note that the May 31, 2025
       Instinct Brothers Group financial statements must also include comparative six months ended May 31, 2024 financial statements. See Item 8.A.5 of Form 20-F.
       Further, any material variances between the May 31, 2025 and May 31, 2024 six month periods should be fully explained in the MD&A section.
Note 18, page F-82

13. We have read your response to prior comment 16. Given that your tax provision has been materially impacted by deferred taxes, please expand your disclosure in Note 18 to include all of the relevant disclosures prescribed by paragraphs 80-82 of IAS 12.
       Your disclosure itemizing the material deferred tax assets and liabilities should agree to the corresponding balances reported on page F-61. Further, the deferred tax liability account should be clearly labeled on your balance sheet.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 17, 2025
Page 4

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Al Pavot at 202-551-3738 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Giovanni Caruso, Esq.
      Terrence Edward Chong, Esq.